                                                                   EXHIBIT 99.20



CONTACT:         Robert E. Grice, Jr.               Eileen Morcos
                 Chief Financial Officer            Investor Contact
                 (714) 579-0412                     Financial Relations Board
                                                    (310) 442-0599



FOR IMMEDIATE RELEASE



                            SIMULATION SCIENCES INC.
                      ANNOUNCES FIRST QUARTER 1998 RESULTS
              SCHEDULE 14D-9 RELATING TO SIEBE TENDER OFFER AMENDED


         BREA, CALIFORNIA, MAY 7, 1998 - Simulation Sciences Inc. (Nasdaq:
SMCI), a worldwide supplier of software and services to the process industries, today reported total revenue of $9.6 million and a net loss of $6.4 million, or $(0.45) per diluted share, for its quarter ended March 31, 1998, which were significantly below the Company's expectations. In the first quarter of 1997, SIMSCI reported total revenue of $13.6 million and net income (excluding a $5.2 million acquisition related charge for in-process research and development costs) of $1.5 million, or $0.13 per share.

       Commenting on the results, Charles R. Harris, president and chief executive officer said, "We were disappointed with first quarter revenue, which was far below our expectations, primarily due to economic conditions in the petroleum and petrochemical industries and longer sales cycles associated with larger contracts that resulted in delays and deferrals of plant expansion in those industries.

       ROMeo, our new optimization software planned for commercial release in mid 1998, has recently gone into beta testing. We believe ROMeo's advanced technology will provide a powerful tool to help our customers operate more efficiently and profitably." Harris continued, "AIM\AT Version 2.0, our next generation process information management software, has also entered beta testing and is on track for release in mid 1998 as planned." Harris added, "During the quarter, we completed the acquisition of Biles & Associates NV which expands SIMSCI's presence in Europe."



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Simulation Sciences Inc.
Announces First Quarter 1998 Results
2-2-2


       SIMSCI recently announced that it has entered into an Agreement and Plan of Merger (the "Merger Agreement") with Siebe plc ("Siebe"), S Acquisition Corp., an indirect wholly-owned subsidiary of Siebe ("Offeror"), and S Sub Corp., a wholly-owned subsidiary of Offeror ("Merger Sub"), pursuant to which Offeror has commenced a cash tender offer to purchase all of the outstanding shares of SIMSCI for $10.00 per share (the "Offer"). Under the Merger Agreement, the Offer, if consummated, will be followed by a merger of Merger Sub into SIMSCI in which any remaining shares (other than shares as to which appraisal rights have been properly exercised and perfected, shares held in treasury by SIMSCI or shares owned by Offeror or its affiliates) will be converted into the right to receive $10.00 per share in cash, without interest (the "Merger").

       Additional information regarding the Offer and the Merger is set forth in SIMSCI's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission ("the Commission") on April 21, 1998. The Schedule 14D-9 was amended on April 29, 1998 to, among other things, amplify the discussion contained therein of the factors that the SIMSCI Board considered in approving the Offer and the Merger and in recommending that SIMSCI stockholders tender their shares in the Offer. A copy of the amended
Schedule 14D-9 may be obtained at the offices of the Commission or through its web site at www.sec.gov, or may be obtained without charge from the Investor Relations office of SIMSCI at SIMSCI headquarters in Brea, California.

       Simulation Sciences Inc. (SIMSCI) is a leading provider of application software and related services to the petroleum, petrochemical, and industrial chemical process industries as well as the engineering and construction firms that support those industries. SIMSCI's Windows-based graphical user interface and simulation software products are designed to increase profitability by reducing capital investment costs, improving yields, and enhancing management decision making. SIMSCI maintains offices in Belgium, Brazil, Egypt, Germany, Japan, Singapore, the United Kingdom, the United States, and Venezuela and provides support and service to more than 650 customers in over 65 countries. For more information about SIMSCI, visit the SIMSCI Website at http://www.simsci.com.

       This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements with respect to the completion of the acquisition by Siebe plc, the anticipated commercial release of ROMeo and the potential results customers may derive, if any, from the use of ROMeo. Actual results could differ materially from those projected in the forward-looking statements as a result of the need to satisfy closing conditions and obtain regulatory approval for the acquisition, the impact of the economic conditions in the petroleum and petrochemical industries on the Company's customers, the length of the Company's sales cycles for the Company's customers, the size and timing of customer orders, delays in renewals or failure of existing customers to renew their licenses with the Company, the Company's ability to control and reduce costs and operating expenses, market acceptance of the Company's products and service offerings, timing of new product announcements and introductions by the Company, competition, and the impact, if any, of the announcement of the acquisition on the Company's business; and fluctuating economic conditions. For additional information regarding factors that could affect the Company's future financial performance, see the Company's prospectus and periodic reports on file with the Securities and Exchange Commission.



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Simulation Sciences Inc.
Announces First Quarter 1998 Results
3-3-3

                    Simulation Sciences Inc. and Subsidiaries
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                            -------------------------
                                                              1997             1998
                                                            --------         --------
                                                                   (UNAUDITED)
Revenue
     Software license revenue                               $ 12,697         $  8,632
     Services and other revenue                                  938              958
                                                            --------         --------
        Total revenue                                         13,635            9,590
Cost of revenue
     Cost of software license revenue                            905            1,119
     Cost of services and other revenue                          846            1,143
                                                            --------         --------
        Total cost of revenue                                  1,751            2,262
                                                            --------         --------
Gross profit                                                  11,884            7,328
Operating expenses
     Sales and marketing                                       4,202            5,505
     Research and development                                  3,420            5,144
     General and administrative                                2,162            3,528
     In-process research and development and other             5,200
                                                            --------         --------
        Total operating expenses                              14,984           14,177
                                                            --------         --------
Loss from operations                                          (3,100)          (6,849)
Interest and other income                                        445              585
                                                            --------         --------
Loss before provision for income taxes                        (2,655)          (6,264)
Provision for income taxes                                     1,069              120
                                                            --------         --------
Net loss                                                    $ (3,724)        $ (6,384)
                                                            ========         ========


Basic net loss per share                                    $  (0.37)        $  (0.45)
                                                            ========         ========
Basic weighted average common shares                          10,142           14,141
                                                            ========         ========

Diluted net loss per share                                  $  (0.37)        $  (0.45)
                                                            ========         ========
Diluted weighted average common shares                        10,142           14,141
                                                            ========         ========


           PRO FORMA INFORMATION EXCLUDING IN-PROCESS R & D AND OTHER

Net income (loss)                                           $  1,476         $ (6,384)
                                                            ========         ========

Basic pro forma and net income (loss) per share             $   0.15         $  (0.45)
                                                            ========         ========
Basic pro forma and weighted average common shares            10,142           14,141
                                                            ========         ========

Diluted pro forma and net income (loss) per share           $   0.13         $  (0.45)
                                                            ========         ========
Diluted pro forma and weighted average common shares          11,075           14,141
                                                            ========         ========



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Simulation Sciences Inc.
Announces First Quarter 1998 Results
4-4-4


                    Simulation Sciences Inc. and Subsidiaries
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                         DECEMBER 31,     MARCH 31,
                                                            1997            1998
                                                          --------        --------
                                                                        (unaudited)
Assets
     Cash and investments                                 $ 46,295        $ 46,739
     Accounts receivable, net                               14,184          13,436
     Unbilled accounts receivable, net                      26,584          18,985
     Property and equipment, net                             4,962           6,147
     Other assets                                           14,728          14,979
                                                          --------        --------
        Total assets                                      $106,753        $100,286
                                                          ========        ========

Liabilities and stockholders' equity
     Liabilities                                          $ 20,993        $ 20,876
     Stockholders' equity                                   85,760          79,410
                                                          --------        --------
        Total liabilities and stockholders' equity        $106,753        $100,286
                                                          ========        ========



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